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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUL 2 2002

SEC FILE NUMBER
8-13650

ANNUAL AUDITED REPORT

[redacted] **FORM X-17A-5**

PART III

02022779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2001 (MM/DD/YY) AND ENDING April 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cazenove Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Robertson – Executive Vice President (212) 376-1231
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 12 2002
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Richard Robertson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cazenove Incorporated for the year ended April 30, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

6/27/02

Signature   Date

Executive Vice President

Title

Notary Public

PATRICK D. CONSOLA
Notary Public, State of New York
No. 31-4997219
Qualified in New York County
Commission Expires June 1, 2004

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Cazenove Incorporated:

We have audited the accompanying statement of financial condition of Cazenove Incorporated (the "Company"), a wholly-owned subsidiary of Cazenove International BV, which is in turn ultimately owned by Cazenove Group plc, as of April 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cazenove Incorporated at April 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 10, 2002

CAZENOVE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
AS OF APRIL 30, 2002

ASSETS

Cash	$ 1,195,372
Cash and U.S. Government securities segregated in compliance with federal regulations or deposited with clearing organizations	2,661,548
Receivable from parent and affiliated brokers and dealers	5,730,178
Receivables from customers	210,182
U.S. Government securities	5,151,901
Furniture, fixtures and leasehold improvements - At cost (net of accumulated depreciation and amortization of $1,309,398)	283,105
Other assets	637,486
TOTAL ASSETS	$ 15,869,772

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to parent and affiliated brokers and dealers	$ 334,926
Payable to customers	3,781,012
Accrued expenses and other liabilities	1,323,773
Deferred lease credit	179,375
	5,619,086
SUBORDINATED BORROWINGS	3,000,000
STOCKHOLDER'S EQUITY:	
Common stock, par value $100; authorized, 100,000 shares; outstanding, 17,000 shares	1,700,000
Additional paid-in capital	300,000
Retained earnings	5,250,686
Total stockholder's equity	7,250,686
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,869,772

See notes to statement of financial condition.

CAZENOVE INCORPORATED

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF APRIL 30, 2002

1. ORGANIZATION

Cazenove Incorporated (the "Company") is a wholly-owned subsidiary of Cazenove International BV, which is in turn ultimately owned by Cazenove plc (the "Parent"). The Company is a broker and dealer in domestic and foreign equity securities. The Company was incorporated under the laws of the state of Delaware, commenced operations in 1967 as a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Pacific Stock Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles").

Use of Estimates in the Preparation of Statement of Financial Condition - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from the estimates included in the statement of financial condition.

Securities Transactions – Customers' securities transactions are recorded on a settlement date basis, the effect of which is not materially different from a trade date basis.

Proprietary securities transactions are recorded on a trade date basis. Securities owned consist primarily of short-term U.S. Government securities and are carried at amortized cost which approximates market value. U.S. Government securities segregated in compliance with Federal Regulations are also carried at amortized cost.

Furniture and Equipment – Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of 7 years for furniture and 3 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the term of the lease.

Fair Value of Financial Instruments – Financial instruments are carried at fair value or at amounts which approximate fair value.

Income Taxes - The Company uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the statement of financial condition. The Company provides for deferred income taxes resulting from temporary differences which arise from recording certain expenses in different years for income tax reporting purposes than for financial reporting purposes.

Recently Issued Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS No. 125. SFAS No. 140 is effective for transfers and extinguishments of liabilities occurring after March 31, 2001. On May 1, 2001, the Company adopted the provisions of this statement that were required to be adopted. These provisions provide new guidance for determining whether a transfer of assets should be accounted for as a sale or a secured borrowing, and also change the accounting for certain securities lending transactions. The adoption of the new provisions had no impact on the Company's statement of financial condition as of April 30, 2002.

In August 2001, the FASB released SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which supersedes SFAS No. 121, *Accounting for the Impairment of Long- Lived Assets and for Long-Lived Assets to be Disposed of* and the accounting and reporting provisions of APB Opinion No.30, *Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* for the disposal of a segment of the business as previously defined in that opinion. This Statement also amends ARB No. 51, *Consolidated Financial Statements* to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is in the process of adopting the provisions of SFAS No. 144 which will be effective on the first day of its fiscal year 2002. The adoption of SFAS No. 144 will not have a material impact on the statement of financial condition of the Company.

3. TRANSACTIONS WITH RELATED PARTIES

Transactions with the Parent and affiliates are for purchases and sales of domestic and foreign equity securities. The Company transacts purchases and sales of foreign securities with the Parent and affiliates on behalf of its customers. These foreign securities transactions are cleared on the Company's behalf by its Parent and its affiliates.

The receivable from Parent includes fail to deliver transactions of $3,781,012, commission income receivable of $1,816,904, and reimbursable expenses of $132,262.

4. INCOME TAXES

The Company had a net deferred tax asset of approximately $145,238 as of April 30, 2002 primarily attributed to differences between book and tax for depreciation, rent and pension expenses.

5. COMMITMENTS AND CONTINGENCIES

During fiscal 1995 the Company entered into non-cancelable operating leases for office premises and equipment which extend through fiscal 2005. The lease cost for office premises is subject to escalations based upon certain cost increases incurred by the landlord.

The minimum total lease obligations at April 30, 2002 are as follows:

Fiscal Year Ending	
2003	$ 688,800
2004	688,800
2005	631,400
	$2,009,000

In connection with the Company entering into the lease for office premises, the landlord has reimbursed the Company for leasehold improvements in the amount of $717,500. The Company has collateralized a letter of credit with approximately $198,170 of U.S. Treasury obligations maturing on August 29, 2002, which is written in favor of the landlord for the Company's contingent liability to return a portion of the lease incentive in the event of early termination of the lease. The Company amortizes the lease incentive over the life of the lease.

6. SUBORDINATED BORROWINGS

The Company has a subordinated note payable to Cazenove Service Company bearing interest at 10% annually and maturing April 30, 2004. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At April 30, 2002, the Company had net capital and excess net capital of $7,626,289 and $7,376,289, respectively. The ratio of net capital to aggregate debits is 1.91 to 1.

8. PENSION PLAN

The Company maintains an employee deferred compensation plan covering substantially all U.S. employees which qualifies under Section 401(k) of the Internal Revenue Code.

The Company maintains a defined benefit pension plan (the "Plan") covering substantially all U.S. employees meeting minimum age and service requirements. Plan benefits are based on the participant's annual earnings in the three consecutive highest paid years within the last ten years preceding retirement. The Company's policy is satisfy the IRS minimum funding requirements.

The following table provides a summary of the changes in the plan's benefit obligations and assets for fiscal 2001 and a statement of the funded status of the plan for the year ended April 30, 2002 estimated by consulting actuaries:

Benefit Obligation at April 30, 2002	$1,827,273
Fair value of plan assets balance as of April 30, 2002	1,622,383
Funded status	$ (204,890)
Prepaid (accrued) benefit cost recognized in the statement of financial condition	$ 6,170
Benefit cost	$ 84,533
Contributions	$ 180,887
Benefits paid	$ 457,480
Assumptions	
Discount rate	8 %
Rate of compensation increase	5 %
Expected long-term rate of return on plan assets	8 %

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker and dealer, the Company is engaged in the execution, settlement and financing of securities transactions, primarily in equities for institutional customers. The Company introduces certain customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The Company clears all customer transactions in foreign securities through affiliated securities dealers and other intermediaries on a delivery versus payment and receipt versus payment basis. In its role as a securities broker, the Company is interposed between buyers and sellers of securities which results in substantially paired receive and deliver transactions which reduces risk to the Company. The failure of the Company to timely redeliver such securities may require such securities to be financed. Additionally, if securities transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company does not anticipate nonperformance by counterparties. The Company monitors its risk daily and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

June 10, 2002

Cazenove Incorporated
1177 Avenue of the Americas
New York, New York 10036

Dear Sirs:

In planning and performing our audit of the financial statements of Cazenove Incorporated (the "Company") for the year ended April 30, 2002 on which we issued our report dated June 10, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP